*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Datadog, Inc.

in connection with comments relating to the Company’s Form 10-K filed on February 24, 2023,

Form 10-Q filed August 9, 2023 and Form 8-K furnished August 8, 2023

Jodie Bourdet +1 (415) 693-2054 jbourdet@cooley.com	Via EDGAR

October 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief

David Edgar, Senior Staff Accountant

Re:	Datadog, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 24, 2023

Form 10-Q for the Quarter Ended June 30, 2023

Filed August 9, 2023

Form 8-K Furnished August 8, 2023

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 28, 2023 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-39051), filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2023 (the “Form 10-K”), the Company’s Form 10-Q for the quarter ended June 30, 2023 (File No. 001-39051), filed with the SEC on August 9, 2023 (the “Form 10-Q”) and the Company’s Form 8-K furnished with the SEC on August 8, 2023 (the “Form 8-K”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Comments are set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to the Consolidated Financial Statements

Note 11. Revenue

Geographical Information, page 77

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

1.

We note you provide the amount of revenue derived in North America. Please tell us, and revise to clarify, what countries are included in North America. To the extent North America includes countries other than the United States, revise to disclose the amount of revenue derived in the United States. Refer to ASC 280-10-50-41(a).

The Company acknowledges the Staff’s comment and advises the Staff that the countries included in North America are Canada, Mexico, and the United States and that revenue attributable to the United States comprised the vast majority of North America revenue for the fiscal year ended December 31, 2022. Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure, appearing in Note 10, Revenue, in the Notes to the Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2023. The Company will plan to include a similar disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

North America includes revenue from the United States of $[***] million and $[***] million for the three months ended September 30, 2023 and 2022, respectively, and $[***] million and $[***] million for the nine months ended September 30, 2023 and 2022, respectively.

General

2.

Please provide a legal analysis of whether the company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor its subsidiaries is an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”) because the Company qualifies for the safe harbor from “investment company” status provided in Rule 3a-8 under the 1940 Act. The Company provides an analysis of each of Section 3(a)(1)(C) and Rule 3a-8 under the 1940 Act below.

Status of Subsidiaries under Section 3(a)(1)(C)

The Company is a holding company engaged in business exclusively through a total of eight direct and eight indirect operating subsidiaries, all of which are wholly owned by the Company. The Company advises the Staff that all of the Company’s investment securities are held directly by the ultimate parent and public reporting company, Datadog, Inc. Each of the Company’s subsidiaries is wholly-owned, either directly or indirectly, by the Company and no other person or entity maintains any equity interest in any of the Company’s subsidiaries, directly or indirectly. These wholly-owned subsidiaries are engaged in the following activities:

Name of Entity	Activities
Datadog France SAS	[***	]
Datadog Israel Ltd.	[***	]
Datadog Holding Limited	[***	]
Datadog Services Canada, Inc.	[***	]
Datadog Netherlands BV	[***	]
Datadog Cloud Spain, S.L.U.	[***	]
Datadog Holding, LLC	[***	]
Cloudcraft, LLC	[***	]
Datadog Mexico S. de R.L.	[***	]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

Datadog Korea, Inc.	[***	]
Datadog Germany GmBH	[***	]
Datadog Japan GK	[***	]
Datadog Singapore Pte. Ltd.	[***	]
Datadog Cloud India Private Limited	[***	]
Datadog International Limited	[***	]
Datadog Ireland Limited	[***	]

As described above, none of the Company’s subsidiaries owns any investment securities and, accordingly, investment securities as a percentage of assets on an unconsolidated basis for each of the subsidiaries is 0%. As a result, none of the Company’s subsidiaries are investment companies as defined in Section 3(a)(1)(C) of the 1940 Act. Additionally, none of the Company’s subsidiaries rely on a “private fund” exception from the definition of an “investment company” provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Section 3(a)(1)(C) – the 40% Test

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any company that is in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (other than government securities and cash items) on an unconsolidated basis (known as the “40% Test”). As noted above, all of the Company’s subsidiaries are wholly-owned and none of such subsidiaries relies on a “private fund” exception from the definition of an “investment company” provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Therefore, in determining the Company’s total assets on an unconsolidated basis, the value of the Company’s investments in each of its subsidiaries are attributed to the Company’s total assets and are not considered to be investment securities.

As of June 30, 2023, determined on an unconsolidated basis, the Company’s investment securities as a percentage of total assets, excluding cash and government securities, consisted of the following (in thousands):

June 30, 2023
Total Investments	$	[***	]
Less Cash Items and Government Securities	$	[***	]
Less Investments in Direct Subsidiaries	$	[***	]
Total Investment Securities- Numerator	$	[***	]
Total Assets (excluding Cash Items and Government Securities)—Denominator	$	[***	]
Ratio		[***	]%

Based on the calculations provided above, the Company’s total investment securities, as a percentage of total assets, excluding cash items and government securities, exceeds 40%. The Company’s need for liquid capital to fund its research and development activities means that it, in

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

part, makes investments in capital preservation investments (which generally provide for a marginally higher rate of return than cash and government securities, at an acceptable level of risk), and consequently the Company may not be able to pass the 40% Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in capital preservation investments.

Rule 3a-8

Notwithstanding the application of the 40% Test, the Company is not an “investment company” under Section 3(a)(1)(C) of the 1940 Act because it qualifies for the non-exclusive safe harbor from the definition of “investment company” for certain “research and development” companies (“R&D Companies”) provided by Rule 3a-8 under the 1940 Act. Pursuant to Rule 3a-8, a company will not be deemed to be an “investment company” if the following requirements are satisfied:

Substantial R&D Expenses. The Company’s research and development expenses (“R&D Expenses”), for the last four fiscal quarters combined, must be a substantial percentage of its total expenses for the same period. The term “substantial” remains undefined. The Staff has stated that 20% will generally be considered a sufficiently “substantial percentage for a company’s R&D Expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.”1 Total expenses include costs of revenue.2

The Company’s R&D Expenses3 as a percentage of total expenses consisted of the following for the four quarters ended June 30, 2023 (in thousands):

Trailing Twelve Months Ended June 30, 2023
R&D Expenses	$893,016
Total Expenses	$1,980,180
Ratio	45.1%

The Company meets this requirement of Rule 3a-8, as its R&D Expenses exceeded 20% of total expenses for the four quarters ended June 30, 2023.

Net Income from Securities Investments. A company’s net income derived from investments in securities, for the last four fiscal quarters combined, must not exceed twice the amount of its R&D Expenses for the same period.

[1]	Cooley Godward Kronish LLP, SEC Staff No-Action Letter (July 12, 2007).
[2]	See Cooley Godward Kronish LLP, SEC Staff No-Action Letter (July 12, 2007); Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).
[3]	The Company’s R&D Expenses are, in compliance with Rule 3a-8(b)(9). R&D costs are as defined in FASB ASC Topic 730, Research and Development, as currently in effect.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

The Company’s net income derived from investments in securities as a percentage of R&D Expenses consisted of the following for the four quarters ended June 30, 2023 (in thousands):

	Trailing Twelve Months Ended June 30, 2023
Net Income from Securities Investments	$	[***	]
R&D Expenses		$893,016
Ratio		[***	]%

The Company meets this requirement of Rule 3a-8, as its net income derived from investments in securities was less than twice the amount of R&D Expenses for the four quarters ended June 30, 2023.

Insignificant Investment-Related Expenses. A company’s expenses for investment advisory and management activities, investment research and custody (“Investment-Related Expenses”), for the last four fiscal quarters combined, must not exceed 5% of its total expenses for the same period. Investment-Related Expenses include the investment advisory fees paid by the Company to its outside investment managers.

The Company’s Investment-Related Expenses as a percentage of its total expenses consisted of the following for the four quarters ended June 30, 2023 (in thousands):

	Trailing Twelve Months Ended June 30, 2023
Investment-Related Expenses	$	[***	]
Total Expenses		$1,980,180
Ratio		[***	]%

The Company meets this requirement of Rule 3a-8, as its Investment-Related Expenses were less than 5% of its total expenses for the four quarters ended June 30, 2023.

Permissible Investments. A company’s investments in securities4 must be only capital preservation investments, which are, pursuant to Rule 3a-8, investments made to conserve capital and liquidity until the funds are used for the company’s primary business.

In adopting Rule 3a-8, the SEC intentionally declined to identify particular investments as capital preservation investments or specific investment characteristics that would cause an investment to be a capital preservation investment, but in general stated that these investments must (1) be liquid so that they can be readily sold to support the company’s research and development activities as

[4]

Under Rule 3a-8, “investments in securities” means all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Because all of the Company’s subsidiaries are wholly-owned and none of such subsidiaries hold investment securities, this discussion excludes the Company’s investments in subsidiaries.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

necessary; (2) present limited credit risk; and (3) not be speculative.5 Although the SEC and the Staff have not provided significant guidance on the instruments that meet these criteria, under an exemptive order to ICOS Corporation – on which Rule 3a-8 is partially modeled6 – the SEC has stated that “a company generally would meet [the requirement that a company invests in securities in a manner consistent with capital preservation] only if substantially all of its securities … present limited credit risk. Significant investments in equity or speculative debt would indicate that the company is acting as an investment company rather than preserving its capital for research and development.”7 Further, under Rule 3a-8, less than 10% of a company’s total assets may consist of “other investments,” which are investments in any securities that do not qualify as capital preservation investments.

The Company’s investments in securities consist primarily of: (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; and (4) money market funds that have at least $5 billion in assets.

Consistent with the guidance above, this portfolio is highly liquid, presents little credit risk, and is not speculative. On liquidity, the average maturity of the portfolio was approximately 8.5 months as of June 30, 2023. Under the Company’s Corporate Investment Policy (the “Investment Policy”), described below, the weighted average maturity for all portfolios combined will be no greater than 130% of benchmark’s target duration. The maximum maturity of any single instrument in the portfolio shall not exceed 36 months.

Moreover, the weighted average credit rating of the aggregate investment program shall not be less than A1 (Moody’s) or A+ (S&P) or the equivalent. The Company has chosen the above investments precisely because they are sufficiently liquid to be sold to support the Company’s research and development activities. They also present limited credit risk based on the high credit ratings and stable values involved in each instrument. Thus, the Company believes that they qualify as capital preservation investments. The Company also represents that it has never experienced difficulty liquidating sufficient assets to provide the cash needed for operations, including its research and development activities.

Based on the above, the Company believes that its investments in securities consist entirely of securities that qualify as capital preservation investments, and that it has no investments in “other investments.” Accordingly, the Company believes that it is in compliance with the permissible investment requirement of Rule 3a-8.

Holding Out/Special Situation Company

A company relying on the safe harbor of Rule 3a-8 must not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and it must not be a special situation investment company.

Holding Out. The Company has never represented that it is involved in any business other than the operation of a monitoring and analytics platform, and in more recent years an observability and security platform for cloud applications. The Company has consistently stated in its filings with the SEC, press releases, other public statements, website, and advertising and marketing materials that

[5]	See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).
[6]

See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003). (“Rule 3a-8 is intended to codify the terms of a Commission order under section 3(b)(2) for ICOS Corporation, a biotechnology company.”)

[7]	ICOS Corporation, SEC Release No. IC-19334 (Mar. 16, 1993) (exemptive order).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

it is in the business of operating an observability and security platform for cloud applications. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws and other applicable laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its observability and security platform.

Special Situation Investment Company. A company must not be a “special situation investment company.” The SEC has stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”8 The Company does not and has not acquired or otherwise secured control of any other company to profit on the future sale of that company.

Conducting Business

The company must be primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (1) the activities of its officers, directors and, employees; (2) its public representations of policies; (3) its historical development; and (4) appropriate resolutions of its board of directors. With respect to these matters, the Company respectfully directs the Staff to the analysis set forth in response to comment 3 below.

Written Investment Policy

The company’s board of directors must adopt a written investment policy with respect to the company’s capital preservation investments. The Company’s board of directors (the “Board”) adopted the Company’s Investment Policy on September 6, 2019, which policy was most recently amended on January 17, 2020. The policy states that the Company’s investment objectives are to (1) conserve capital and liquidity until funds are used in the Company’s business; (2) safeguard funds; and (3) subject to the foregoing two objectives, deliver competitive returns subject to prevailing market conditions. It also lists the investments in which the Company may invest, based on its investment objectives. These investments include all of the instruments listed under “Permissible Investments,” above. All investments must have effective maturities less than 3 years and the weighted average maturity must be no greater than 130% of the benchmark’s target duration.

Issuance of Face Amount Certificates

Finally, a company that relies on Rule 3a-8 cannot be engaged, or propose to engage, in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the 1940 Act. A “face-amount certificate of the installment type” means any certificate, investment contract or other security that represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.

The Company is not engaged, nor does it propose to engage, in the business of issuing face-amount certificates of the installment type. The Company has never been engaged in such a business and does not have any such certificates outstanding.

[8]	SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n. 20 (Nov. 20, 1979).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

As set forth above, the Company qualifies for the non-exclusive safe harbor from the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act provided by Rule 3a-8 and the Company currently expects that it will continue to operate for the foreseeable future in a manner that will allow it to continue to fall within the safe harbor of Rule 3a-8.

3.

Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“1940 Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully acknowledges the Staff’s comment. Neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act because they do not, and do not hold themselves out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Since its inception, the Company has operated as a monitoring and analytics platform and then more recently as an observability and security platform for cloud applications. The Company respectfully directs the Staff to its description of the activities of each of its subsidiaries under the first part of its response to Comment 2 above.

The Company has set forth below its analysis for the Company and its subsidiaries for each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah Test”) as follows:

Historical Development

The Company was incorporated in June 2010 and began operations as the monitoring and analytics platform, and has since expanded its platform into use cases beyond observability including cloud security developer-focused products. In 2012, the Company launched its first use case with infrastructure monitoring, purpose-built to handle increasingly ephemeral cloud-native architectures. This enabled the Company to be deployed on its customers’ entire cloud IT environments and gave its product broad usage across its product development, operations and business teams, in turn allowing the Company to address a bigger set of challenges through its platform. In 2017, the Company launched its APM product, designed to be broadly deployed in very distributed, micro-services architectures. In 2018, the Company was the first to combine the “three pillars of observability” with the introduction of its log management product. To allow for full-stack observability, in 2019, the Company launched user experience monitoring and announced network performance monitoring. Starting in 2020, the Company began to develop products in cloud security, and in 2021, the Company expanded into developer-focused products. The history of the Company demonstrates the Company has had significant and continuous business operations other than trading and investing in securities. Consistent with this conclusion, the board of directors adopted resolutions dated September 6, 2019, which were recorded contemporaneously in its minute books, confirming that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities.

In addition, since their inception, each of the Company’s direct and indirect subsidiaries has had continuous business operations other than trading and investing in securities.

Public Representations of Policy

The Company has consistently stated in its filings with the SEC, press releases, other public statements, website, and advertising and marketing materials that it is in the business of operating its observability and security platform. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

federal securities laws and other applicable law. The Company’s public representations emphasize its operating results and do not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. The Company does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities.

In addition, none of the subsidiaries hold themselves out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities.

Activities of Officers and Directors

The Company’s directors spend substantially all of their time as directors for the Company overseeing the Company’s business of operating its observability and security platform. The Company’s executive officers spend substantially all of their time managing the Company’s operating business. These activities include, among others, research and development, sales, customer support, brand and product marketing, recruiting, operations, finance, accounting, corporate development and legal services. The Chief Financial Officer and a limited number of employees who report to the Chief Financial Officer spend a limited amount of time on matters relating to the management of the Company’s investment securities. None of the Company’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities. The Audit Committee of the board of directors oversees the Company’s holdings of investments, however these discussions are primarily focused on capital preservation, not on generating income through investment activity.

In addition, the directors and executive officers of each of the subsidiaries oversee the Company’s operating business and none of them spend any time, in such capacities, monitoring and managing investment securities.

Nature of Assets

With respect to the nature of the Company’s assets, as of December 31, 2022 and June 30, 2023, the Company held on a consolidated basis approximately $[***] million and $[***] million, respectively, in investment securities (excluding government securities and cash items), representing [***]% and [***]% of the Company’s total assets (excluding government securities and cash items), respectively. All of the Company’s investment securities are held in investment grade capital preservation investments, primarily in: (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; and (4) money market funds that have at least $5 billion in assets. None of the Company’s investment securities are equity securities. The Investment Policy notes that the Company’s primary objectives when investing corporate working capital are to conserve capital and liquidity until funds are used in the Company’s business, safeguard funds, and subject to the foregoing two objectives, deliver competitive returns subject to prevailing market conditions. Investments are required to be fixed income instruments denominated and payable in U.S. dollars.

In addition, none of the subsidiaries hold any investment securities.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

Sources of Income

For the year ended December 31, 2022 and the six months ended June 30, 2023, the Company has carried net operating losses. This is not uncommon for high-growth technology companies. Consequently, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenues provides a more accurate view of its operating company status, particularly given revenue growth attributed to acquiring new customers and expanding within our existing customer base. And although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company status under Section 3(b)(2) of the 1940 Act.9

The Company generates substantially all of its revenue from the sale of subscriptions to customers using its cloud-based platform. For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed contractual amounts of usage that are delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, the Company recognizes revenue as the product is used. In recent years, the Company has substantially increased its revenue from its operating activities. Revenue attributable to subscriptions to its platform were $1,675.1 million, $1,028.8 million and $603.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

While in recent periods the Company has not yet consistently earned positive income, net investment income has not been a significant factor in the overall revenues of the Company. The Company earned $37.2 million, $21.8 million, and $22.0 million in net interest income and other income for the years ended December 31, 2022, 2021 and 2020, respectively, all from investment grade capital preservation investments. The increase in investment income was due to an increase in the average cash and marketable securities balance and an increase in the average rate of return on investments. This increase was primarily driven by an increase in interest income, mainly due to income earned from investments in marketable securities, and a decrease in amortization of premiums on our marketable securities. Net interest income and other income is not included in the Company’s total revenues, and is only approximately 2% as a percentage of total revenue for each of 2022, 2021 and 2020. The Company recorded $[***] million, $[***] million and $[***] million in asset management costs or related services for the last three years.

As these financial results demonstrate, the Company’s revenue is generated from the operation of its platform and serves to illustrate the Company’s character as an operating company.

In addition, each of the Company’s subsidiaries receives funding for their operations solely from Datadog, Inc and does not hold any investment securities. Each of the Company’s subsidiaries generates no revenue from third parties.

As described in the above five-factor analysis under the Tonapah Test, the Company and each of its subsidiaries is primarily engaged in the non-investment company business of operating an observability and security platform for cloud applications. As a result, neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act. Further, the Company qualifies for the non-exclusive safe harbor from the definition of “investment company” under Section 3(a)(1)(A) of the 1940 Act provided by Rule 3a-8 of the 1940 Act. The Company respectfully directs the Staff to the analysis of Rule 3a-8 set forth in its response to comment 2.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

[9]

Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

Factors Affecting Our Performance

Expanding Within Our Existing Customer Basis, page 25

4.

You state that your trailing 12-month dollar-based net retention rate was above 120% as of June 30, 2023 and 2022. Please provide us with the actual dollar-based net retention rate for each of the last three fiscal years and to date in fiscal 2023. Also, revise to disclose the specific percentage for each period presented and to the extent this measure varied significantly from period-to-period, include a discussion of the reasons for such change. In this regard, we refer you to comment 1 in your response letter dated June 16, 2020 where you indicated that “if and when the Company’s dollar-based net retention is below 130%, which is a level higher than the vast majority of its peer group, it would plan to disclose such metric on a period-specific basis, consistent with its peers that report the a similar metric below such level.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company views trailing 12-months dollar-based net retention rate (“NRR”) as supplemental information relative to the Company’s existing disclosure and further advises the Staff that it believes that its revenue and operating income are better metrics for investors to evaluate the Company’s financial and operational performance on a period-by-period basis, consistent with how the Company manages its business. The Company provides further qualitative and quantitative insight specifying the change in revenue growth attributable to growth from existing customers and growth from new customers in its “Management’s Discussion and Analysis of Financial Condition” and “Results of Operations” disclosure. The Company believes this disclosure, based on a GAAP measure, is a more meaningful measure than NRR, which is neither defined by nor derived from GAAP. Moreover, the Company continues to believe that movements between periods in NRR are very noisy and can be related to various factors that are not indicative of the future performance of the Company’s land-and-expand capabilities. Providing specific percentages on a quarterly basis would therefore, on balance, be misleading to investors.

In addition, the Company respectfully advises the Staff that NRR is a self-defined operating metric and as a result the definition and calculation of NRR varies from company to company. Therefore, we do not believe that disclosing actual NRR percentages will provide a useful comparison point for investors to evaluate the Company’s land-and-expand business model relative to that of other SaaS companies.

However, the Company believes that providing an approximate percentage each period is helpful for investors to gauge long term trends for the Company. The Company therefore commits to provide a more detailed approximate NRR on a quarterly basis. For example, rather than simply stating that the NRR was above a specific percentage at the quarter end, the Company commits to provide more detailed approximate disclosure (e.g., “slightly below 120%”, “mid-110%s”, etc.) on a quarterly basis. The Company believes this will allow investors to identify and track meaningful changes over time rather than incremental changes on a quarterly basis, the fluctuations of which are not material and which may distract investors from larger trends or more material metrics.

The Company respectfully advises the Staff that its actual dollar-based net retention rate was [***]%, [***]% and [***]% for fiscal years 2020, 2021 and 2022, respectively, and [***]%, [***]%, and [***]% as of March 31, 2023, June 30, 2023 and September 30, 2023, respectively. As disclosed in our quarterly report on Form 10-Q for the quarter ended June 30, 2023, in recent quarters, as customers scrutinized costs and optimized their usage of the Company’s products, we have seen slower usage growth from existing customers, which the Company believes may be related to the uncertain macroeconomic environment. As a result, our trailing 12-month dollar-based net retention rate has declined.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

Form 8-K Furnished on August 8, 2023

Exhibit 99.1

5.

We note your measure of non-GAAP net income does not appear to include the income tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit or alternatively, to explain why you do not believe an income tax expense adjustment is necessary. Refer to non-GAAP C&DI Question 102.11.

Historically, the Company has reported its non-GAAP financial results and provided quarterly and full year non-GAAP net income per share guidance using estimated current and deferred income tax expense on a GAAP basis. The Company has approximated the effective tax rate in each of the periods presented by taking into account the Company’s historic GAAP losses, its significant net operating loss carryforwards and tax credit carryforwards that have not been utilized. As a result, the Company has not been and does not expect to be a material tax payer in the near term. Accordingly, the Company has reported its non-GAAP financial results and provided non-GAAP net income per share guidance taking these tax attributes into account and for the reasons stated below the Company does not believe an income tax adjustment to its non-GAAP financial results is necessary.

The Company acknowledges that, pursuant to Question 102.11 of the non-GAAP C&DIs, companies should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. However, when the Company considered what would be an appropriate tax rate to apply to its non-GAAP net income, it recognized that it needed to take into account its specific situation of significant net operating loss carryforwards and tax credit carryforwards as well as the fact that it has not recorded, and does not expect to record or pay, significant taxes in the near term.

Further, the Company’s particular situation would require the Company to make significant assumptions and judgments as to how to calculate the non-GAAP tax impact, which would not be consistent with the Company’s current tax position. Therefore, the Company believes that such disclosure may mislead investors to erroneously conclude that a significant tax liability would be due soon, which would not be true because of the foregoing tax attributes. Since the Company is not in a material tax paying position, it believes that providing hypothetical taxes on non-GAAP items could result in confusion among investors, as such calculation would be a hypothetical amount while all other amounts in the reconciliation from GAAP net loss to non-GAAP net income are derived from the GAAP financial statements. The Company also notes that its management does not use a hypothetical tax rate when looking at its financial performance, which is consistent with the above approach.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

October 27, 2023

Please contact me at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jodie Bourdet
Jodie Bourdet

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Kerry Acocella, Datadog, Inc.

Brad Goldberg, Cooley LLP

Katherine Denby, Cooley LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.